

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 10, 2013

Via E-mail
Richard Forsyth
Chief Financial Officer and General Counsel
Westbridge Research Group
1260 Avenida Chelsea
Vista, CA 92081

> **Re:** **Westbridge Research Group**
> **Schedule 13E-3/A filed June 5, 2013**
> **File No. 5-87465**
> **PRER 14A filed June 5, 2013**
> **File No. 2-92261**

Dear Mr. Forsyth:

The staff in the Office of Mergers and Acquisitions in the Division of Corporation Finance has conducted a limited review of the above amended filings focused on compliance with the requirements of Rule 13e-3 and Schedule 13E-3. Our comments follow. Unless otherwise noted, all defined terms used in this letter have the same meaning as in the proxy statement listed above.

In some of our comments, we may ask you to provide us with information so that we may better understand your disclosure. Please respond to this letter by amending your filings, by providing the requested information, or by advising when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filings and the information you provide in response to these comments, we may have additional comments.

Special Factors - Purpose of and Reasons for the Reverse Stock Split, page 5

1. We note your responses to comments 3 and 4 in our comment letter dated May 28, 2013. In your revised disclosure, expand to more prominently disclose the fact that the Board determined to take the Company private at this time because it "has only recently, within the past few years, proven itself a viable business entity able to continue as a profitable entity based on sales revenues." For example, disclose that shareholders being cashed out in this transaction will not have the ability to share in future profitability. In addition, discuss how the Board considered this recent profitability in assessing fairness and in

considering factors that weighed against the reverse stock split.

Third Party Valuation Report, page 11

2. We note your response to prior comment 15. Disclose the assumptions underlying and limitations on the projected sales figures for 2013 provided by the Board to Brinig. Explain in the proxy statement what factors caused the Board to revise its original sales figure of $6,800,000 upward to $7,200,000.

Closing Information

Please amend the filings in response to these comments. We may have further comments upon receipt of your amendment; therefore, please allow adequate time after the filing of the amendment for further staff review.

You should furnish a response letter with the amendment keying your responses to our comment letter and providing any supplemental information we have requested. You should transmit the letter via EDGAR under the label "CORRESP." In the event that you believe that compliance with any of the above comments is inappropriate, provide a basis for such belief to the staff in the response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since SunLink is in possession of all facts relating to its disclosure, it is responsible for the accuracy and adequacy of the disclosures it has made.

In connection with responding to our comments, please provide, in writing, a statement from the Company acknowledging that:

- It is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing. Please direct any questions about these comments or your filing to me at 202-551-3263.

Sincerely,

/s/ Christina Chalk

Christina Chalk
Senior Special Counsel
Office of Mergers and Acquisitions